April 22, 2016

RE: Cash offer for your Phillips Edison (formerly ARC) investment.

Dear Fellow Investor,

CMG is now offering to purchase up to 9,300,000 shares of Philips Edison Grocery Center Real Estate Investment Trust I (Philips Edison REIT) for $5.25 per Share in cash.  As you probably are aware, the shares are not listed for trading on any exchange, resulting in very limited options for those who may wish to sell the shares.  Moreover, other than special hardship cases such as a shareholder's death, incompetence or disability, the REIT's Share Repurchase Program (SRP) is currently restricted and oversubscribed. Thus, if you want or need your cash, this offer provides you with an opportunity to sell your shares now.  If you have ever considered liquidating this investment, we believe our offer provides a prompt and efficient means for sellers to cash out.   Please note that our offer expires on June 6, 2016, and therefore if you wish to accept the offer, you will need to return the Agreement of Assignment form to us by that date.

Phillips Edison REIT's share repurchase program is intended to provide for the redemption of shares at their net asset value, however, the capital available for the SRP is very limited and the SRP is now oversubscribed.  According to the REIT, "during the fourth quarter of 2015, repurchase requests surpassed the funding limits under the share repurchase program" leaving approximately 3.4 million shares unfulfilled. Most recently, Philips Edison REIT has stated that "no funds will be available for repurchases during the first quarter of 2016" and "funds available for the second and third quarters of 2016, if any, are expected to be limited."  Share redemptions through Philips Edison REIT may be available in cases of the death, incompetence or qualifying disability of a shareholder, though there may be restrictions.  As such, other than in such hardship cases, the share repurchase program is currently restricted because its funding source is limited and it is already oversubscribed.
You may also be able to sell your shares in secondary market auctions, possibly at higher prices (please see the reverse for further details).  However, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience. By contrast, our price is not reduced by any commissions or fees, and transactions through CMG are normally completed in about 3 weeks following the offer's expiration date.  If you accept our offer, you can lock in your price and get your cash promptly.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG.  If available to you, please also include a copy of a recent account statement concerning your Phillips Edison REIT Shares. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from Phillips Edison's transfer agent.  There are no financing contingencies with this offer. Please carefully read the Agreement of Assignment and Transfer, as well as the Offer documents. Copies of the Offer materials are also available at our website (www.cmginvestments.com/phillips.pdf), at the SEC's EDGAR website, and for free by calling the number below. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  We must receive the Agreement of Assignment and Transfer by June 6, 2016 if you wish to take advantage of this offer.

As stated, Phillips Edison REITs shares trade on a very limited basis in secondary auction markets.  Two independent publications, the Direct Investment Spectrum and the Stanger Report regularly publish auction market trades.  The Direct Investment Spectrum has reported one trade in the Jan/Feb 2016 edition, which was reported at $8.53. The two most recent issues of The Stanger Report (Winter 2016, fall 2015) reported 0 trades. Whether or not a higher price can be obtained in an auction market trade, sellers should be aware that auction trades can be burdensome and typically involve substantial fees and commissions and take 3 months on average to complete in our experience. Philips Edison REIT's share repurchase program had last been repurchasing shares at $10.20 per share.  However, as noted, other than in cases of death, incompetence or qualifying disability, this program is oversubscribed.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  Please also include a copy of a recent account statement from Philips Edison REIT concerning your shares.  You will receive your check promptly following our receipt of written confirmation from the Company's transfer agent that the transfer has occurred.  Generally this takes approximately 3 weeks from the offer's expiration, provided that you have returned a properly completed Assignment by that date.  Transfers can take longer in certain cases, such as the shares being owned in an IRA account, or in the event that Philips Edison REIT's transfer process becomes protracted, which would be out of our control.  We will do everything in our control to provide a fast sale of your shares.

CMG is not affiliated with Phillips Edison REIT or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 9,300,000 Shares, or 5.02% of the total shares outstanding, and will expire at 11:59 P.M. PST on June 6, 2016.

Shortly, you should receive a letter from Phillips Edison REIT regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from Phillips Edison or on the SEC's EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including, but not limited to the following:

• Our offer price was determined by applying a 49% liquidity discount to the REIT's estimated net asset value.  Whether or not we agree with the REIT's estimate, we believe that the company's shares are or will be worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares' potential value if a liquidation of the company's assets or a listing of the Shares were to occur.

• Any and all dividends paid or payable to you by the company after June 6, 2016, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell "All" your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.